SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 25, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

      On February 2, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the delivery of a new build Capesize vessel and the execution of an agreement to acquire another new build Capesize vessel. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
      On January 20, 2010, Navios Holdings took delivery of the Navios Antares. On January 27, 2010, Navios Holdings acquired a new build Capesize vessel scheduled for delivery in the second quarter of 2011. The acquisition price for the new build vessel was $52.5 million in cash and $3.0 million of convertible preferred Series D stock.
      In connection with the acquisition of the new build vessel, on January 25, 2010, Navios Holdings filed a Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands with respect to the designation of a new Series D Convertible Preferred Stock (the “Series D Preferred Stock”). Navios Holdings reserved for future issuance 300 shares of the Series D Preferred Stock.
      In general, a holder of the Series D Preferred Stock will receive an annual dividend equal to 2%, payable quarterly, until such time as the Series D Preferred Stock converts into common stock. The Series D Preferred Stock will mandatorily convert into common stock as follows: (1) following the third anniversary of such preferred stock’s issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, then such outstanding preferred stock automatically converts at a conversion price of $14.00 per share of common stock; and (2) 30% of the then-outstanding Series D Preferred Stock will mandatorily convert into common stock five years from the date of such issuance and any remaining then-outstanding Series D Preferred Stock will mandatorily convert into common stock ten years from the date of such issuance, all at a $10.00 price per share of common stock. The holder shall have the right to convert the outstanding shares of such preferred stock into common stock prior to the scheduled maturity date at a price of $14.00 per share of common stock. A copy of the Certificate of Designation with respect to the Series D Preferred Stock is filed as Exhibit 3.1 as part of this Report and is incorporated herein by reference.
      On January 27, 2010, Navios Holdings issued 300 shares of the newly designated Series D Preferred Stock as partial payment in connection with the acquisition of the new build vessel.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 4, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock

99.	Press release dated February 2, 2010